January 26, 2011
Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-0405
Attn:    John Reynolds, Assistant Director

RE:	China BCT Pharmacy Group, Inc. Preliminary Revised Information Statement on Schedule 14C File No. 333-145620

Ladies and Gentlemen:

This firm is counsel to the above-referenced company, China BCT Pharmacy Group, Inc. (“China BCT” or the “Company” and sometimes “we” or “our”) and is filing this response to your comment letter of January 25, 2011 with respect to the above-referenced filings on the Company’s behalf.

General

It appears that you have the present intent to issue the authorized preferred stock.  We note the Form 8-K filed on January 18, 2011.  Consequently, please revise to provide the disclosure required by Item 11 of Schedule 14A.  See Instruction 1 to Item 13 of Schedule 14A.

Response:
We do not believe that further descriptive disclosure is required under Item 11 as the only capital stock as to which stockholder authorization is required (and which has been undertaken by consent of the majority stockholder) is that of the blank check preferred.

We also do not believe that the information required pursuant to Item 13 of Schedule 14A is relevant to the Company’s disclosures in the above referenced filing.  Pursuant to Instruction 1 to Item 13, the information required by paragraph (a) of Item 13 may be omitted if it is not material for the exercise of prudent judgment in regard to the matter to be acted upon and “the information is not deemed material where the matter to be acted upon is  . . . the authorization of preferred stock for issuance for cash in an amount constituting fair value.”  The preferred shares to be issued by the Company will be issued in exchange for cash consideration for an aggregate price of $30,000,000, which is equal to a price of $3.20 per share.  Because the preferred stock will be convertible to shares of common stock on a 1-for-1 basis, the $3.20 per share price represents a premium over the market price of $2.90 per share for the Company’s common stock (representing the price as of closing on January 25, 2011).  Accordingly, we believe that the preferred stock will be issued for fair value.

China BCT Pharmacy Group, Inc.

We are also attaching to this correspondence for your review the form of Amendment No. 2 to the Company’s Revised Information Statement on Schedule 14C that we anticipate filing so as to conform the disclosure therein to reflect the fact that the preferred stock will be issued for fair value as described above.   Attached as well is a written statement from the Company acknowledging that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or (404) 797-1077.

Very truly yours,

/s/ Thomas Wardell
Thomas Wardell

Attachments

cc:           Shelly Zhang, CFO, China BCT Pharmacy Group, Inc.
Jeffrey Li, Esq.
James Thornton, Esq.
Doug Eingurt, Esq.

CHINA BCT PHARMACY GROUP, INC.

January 26, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405

Re:	China BCT Pharmacy Group, Inc. Preliminary Revised Information Statement on Schedule 14C File No. 333-145620

Ladies and Gentlemen:

In connection with the above referenced filing and the Commission’s comments thereto, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Best regards,

/s/ Shelly Zhang
Shelly Zhang, Chief Financial Officer

cc:	Thomas Wardell Jeffrey Li Douglas Eingurt